                                                                   Exhibit 12.1

         Statement of Consolidated Ratio of Earnings to Fixed Charges

                                            Years Ended                               Quarters Ended
                      ------------------------------------------------------- ------------------------------
                                                                   Pro Forma                      Pro Forma
                      Dec. 26, Dec. 25, Dec. 30, Dec. 29, Dec. 28,  Dec. 28,  March 30, March 29, March 29,
                        1998     1999     2000     2001     2002      2002(2)   2002      2003       2003(2)
                      -------- -------- -------- -------- -------- ---------- --------- --------- ----------
                                                 (in millions except ratio data)

Income Before Taxes..  $214.0   $331.7   $447.5   $518.3   $620.3    $548.7    $102.7    $174.6     $157.1
One-third of rents...    22.7     11.7     11.1     13.5     17.1      17.1       4.2       5.1        5.1
Interest expense.....     0.5      1.4      0.7      0.9      0.3      71.9       0.1       0.1       17.6
Equity loss from
  affiliates.........      --       --       --      1.8      4.8       4.8       1.3       1.5        1.5
                       ------   ------   ------   ------   ------    ------    ------    ------     ------
   Earnings..........  $237.2   $344.8   $459.3   $534.5   $642.5    $642.5    $108.3    $181.3     $181.3
                       ======   ======   ======   ======   ======    ======    ======    ======     ======
One-third of
  rents..............  $ 22.7   $ 11.7   $ 11.1   $ 13.5   $ 17.1    $ 17.1    $  4.2    $  5.1     $  5.1
Interest expense.....     0.5      1.4      0.7      0.9      0.3      71.9       0.1       0.1       17.6
                       ------   ------   ------   ------   ------    ------    ------    ------     ------
   Fixed charges.....  $ 23.2   $ 13.1   $ 11.8   $ 14.4   $ 17.4    $ 89.0    $  4.3    $  5.2     $ 22.7
                       ======   ======   ======   ======   ======    ======    ======    ======     ======
   Ratio of Earnings
     to Fixed
     Charges(1)......    10.2     26.3     38.9     37.1     36.9       7.2      25.2      34.9        8.0
                       ======   ======   ======   ======   ======    ======    ======    ======     ======

--------
(1) The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and before fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).

(2) The pro forma consolidated ratio of earnings to fixed charges gives effect to the issuance in this offering of $500 million aggregate principal amount of notes and the incurrence of an aggregate of $1,000 million of debt, comprised of $100 million of advances under the $500 million accounts receivable financing facility and $900 million of term loans under the $1,150 million senior secured credit facility, as if such debt was outstanding for the period indicated. To the extent that the proceeds of this offering, the term loans, our advances under the accounts receivable financing facility and the settlement of our intercompany receivable from Merck are insufficient to pay the cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution, we may draw additional advances under our accounts receivable financing facility or our revolving credit facility to cover the shortfall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".